Exhibit 12.1

AMARIN AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
UK GAAP	2005	2004	2003	2002	2001
	(in thousands)
Income from continuing operations before taxes	$ (18,908)	$ (9,927)	$ (6,200)	$ (6,130)	$ (4,358)
Plus: combined fixed charges and preference dividend	377	667	1,344	3,025	888
Earnings	$(18,531)	$(9,260)	$(4,856)	$(3,105)	$(3,470)
Preference Dividend			24	122	200
Interest expense	65	289	900	2,349	477
Rent expense (interest portion)	312	378	420	554	211
Total fixed charges and preference dividend	$377	$667	$1,344	$3,025	$888
“Earnings” divided by combined fixed charges and preference dividend¹	N/A	N/A	N/A	N/A	N/A

¹ Earnings were not adequate in the years 2001 to 2005 to cover either fixed charges or combined fixed charges and preference dividend under UK GAAP.

	Year Ended December 31,
US GAAP	2005	2004	2003	2002	2001
	(in thousands)
Income from continuing operations before taxes	$ (19,536)	$ (57,173)	$ (5,674)	$ (3,550)	$ (5,048)
Plus: combined fixed charges and preference dividend	746	687	1,344	3,025	888
Earnings	$(18,790)	$(56,486)	$(4,330)	$(525)	$(4,160)
Preference Dividend			24	122	200
Interest expense	434	309	900	2,349	477
Rent expense (interest portion)	312	378	420	554	211
Total fixed charges and preference dividend	$746	$687	$1,344	$3,025	$888
“Earnings” divided by combined fixed charges and preference dividend¹	N/A	N/A	N/A	N/A	N/A

¹ Earnings were not adequate in the years 2001 to 2005 to cover either fixed charges or combined fixed charges and preference dividend under US GAAP.